

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

December 6, 2004

via U.S. Mail

Mr. Arthur V. Johnson
CEO, President and Chairman
Centurion Gold Holdings, Inc.
12 Main Reef Road
Primrose, South Africa 1401

> **Re: Centurion Gold Holdings, Inc.**
> Form SB-2 filed November 3, 2004
> File No. 333-120200

Dear Mr. Johnson:

This is to advise you that we have limited our review of the above registration statement to Items 307 and 308(c) of Regulation S-K, and we have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Form SB-2

<u>Where You Can Find Additional Information, page 39</u>

    <u>Form 10-KSB for the period ended March 31, 2004</u>

        <u>Controls and Procedures, page 14</u>

2.   We note that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, revise your conclusion that your disclosure controls and procedures are effective to reflect, if true, that the internal controls and procedures are "effective" at the "reasonable assurance" level. Please refer to Part II.F.4 of Release 33-8238 for guidance.

3.   Please ensure that your annual report discloses "any changes" to internal controls and procedures over financial reporting, <u>not</u> just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. <u>See</u> Item 308(c) of Regulation S-K and Part II.F of Release 33-8238 for further guidance.

<u>Closing Comments</u>

      As appropriate, please amend your filing(s) in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions relating to the above comments to Susan Min, at (202) 942-1951, or in her absence to Timothy S. Levenberg, Special Counsel, at (202) 942-1896. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc:	via facsimile
	Mr. Arthur Marcus, Esq.
	Gertsen, Savage, et al.
	(212) 813-9768 (fax)

	S. Min
	T. Levenberg